Exhibit 99.1

Sandstorm Gold Announces First Quarter Results

VANCOUVER, May 5, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2015 (all figures in U.S. dollars).

— FIRST QUARTER HIGHLIGHTS

•	Record Attributable Gold Equivalent ounces sold[1] of 12,460;
•	Revenue of $15.3 million;
•	Average cash cost per Attributable Gold Equivalent ounce[1] of $323 resulting in cash operating margins[1] of $904 per ounce;
•	Operating cash flow of $8.1 million;
•	Net income of $0.8 million;
•	Entered into 10 royalty agreements on properties located in Africa and the USA, which include a 0.45% net smelter return royalty on Orezone Gold Corp.'s Bomboré gold project located in Burkina Faso;
•	Announced an agreement to restructure its Aurizona Gold Stream and its outstanding loan with Luna Gold Corp. ("Luna");
•	Acquired a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine ("Diavik") operated by Rio Tinto plc. ("Rio Tinto"); and,
•	Subsequent to quarter end, acquired 100% of the outstanding common shares of Gold Royalties Corporation ("Gold Royalties"). Gold Royalties had approximately C$2 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production.

Sandstorm President & CEO Nolan Watson commented, "There has been a lot of activity to start the year including the addition of 24 new royalties to our portfolio. Our focus is to grow and diversify by acquiring assets that will generate cash flow in the near-term, while continuing to allocate small amounts of capital to royalties with high-optionality value."

— FINANCIAL RESULTS

Revenue and Gold Sales

Revenue was $15.3 million in the first quarter of 2015, generated from the sale of 12,460 Attributable Gold Equivalent ounces at an average realized selling price of $1,227 per ounce. Compared to the first quarter of 2014, revenue was the same, Attributable Gold Equivalent ounces sold was 4% higher and the average realized selling price of gold was 4% lower.

Costs and Expenses

The average cash cost per attributable ounce was $323 during the quarter, resulting in a cash operating margin of $904, compared to $355 and $923 respectively for the first quarter of 2014. Administrative expenses before share based compensation were 5% higher than the first quarter of last year due to an increase in corporate activity.

Earnings and Operating Cash Flow

When comparing this year's net income of $0.8 million and cash flow from operations of $8.1 million to the net income and cash flow from operations of $3.8 million and $7.0 million for the comparable period in 2014, the change is attributable to a combination of factors including a $2.7 million increase in depletion expense, a $0.3 million increase in administration expenses, a $0.2 million increase in project evaluation costs and a foreign exchange gain of $1.9 million.

Balance Sheet

Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily as a result of depletion expense and a decline in the fair value of investments, partially offset by operating cash flows.

— STREAMS AND ROYALTIES

The Company's stream and royalty segments for the three months ended March 31, 2015 are summarized in the table below:

In $000's	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,112	$ 3,857	$ 1,263	$ 368	$ 2,226	$ 2,594
Bachelor Lake	2,033	2,473	1,016	1,208	249	1,457
Black Fox	1,858	2,288	954	1,327	7	1,334
Diavik	1,223	1,500	-	1,458	42	-
Ming	202	240	-	242	(2)	240
Santa Elena	2,224	2,708	786	1,354	568	1,922
Royalties	1,808	2,219	-	2,841	(622)	2,664
Corporate	-	-	-	-	(1,100)	(2,092)
Consolidated	12,460	$ 15,285	$ 4,019	$ 8,798	$ 1,368	$ 8,119

Attributable Gold Equivalent ounces sold for the three months ended March 31, 2015 was 12,460 ounces compared with 11,966 ounces for the comparable period in 2014. The ounces sold during the 2015 quarter represented a 4% increase from 2014, and a record for the Company. The increase in ounces was largely attributable to increases in gold ounces sold from the Santa Elena Mine in Mexico ("Santa Elena") and Black Fox Mine in Ontario, Canada ("Black Fox") and the addition of the recently acquired royalty on the Diavik mine in the Northwest Territories, Canada. These gains were offset by decreases in gold ounces sold from the Bachelor Lake Mine in Quebec, Canada ("Bachelor Lake") and the Aurizona Mine in Brazil ("Aurizona").

Santa Elena Mine
SilverCrest Mines Inc. ("SilverCrest") completed their transition from a heap leach operation to a conventional mill at Santa Elena during 2014. SilverCrest is currently producing from both open-pit and underground operations at Santa Elena and posted record production from the property during the first quarter of 2015 due to improvements in the mining of underground stopes. This led to a 45% increase in Sandstorm's gold ounces sold from Santa Elena when compared to the first quarter of 2014. SilverCrest recently filed a pre-feasibility study and resource update, showing 8 years of silver and gold production at Santa Elena.

Sandstorm has a gold stream to purchase 20% of the gold produced at Santa Elena at a per ounce price of $354. When Sandstorm's attributable production from Santa Elena reaches 50,000 ounces of gold, the on-going per ounce payments will increase to US$450.

Black Fox Mine
Primero Mining Corp. ("Primero") is producing gold from both open pit and underground operations at Black Fox, feeding the 2,200 tonne-per-day mill. Sandstorm's gold ounces sold from Black Fox increased by 28% compared to the first quarter of 2014, primarily driven by the ramping up of operations. Primero intends on producing predominantly from the open-pit until the middle of 2015 when production from the underground mine is expected to increase to approximately 1,000 tonnes of ore per day. The open-pit mining is expected to be completed by September 2015. Primero recently announced a 2015 exploration budget of $12.3 million for Black Fox.

Sandstorm has a gold stream to purchase 8% of the life of mine gold produced from Black Fox and 6.3% of the life of mine gold produced from the Black Fox Extension, which includes a portion of Primero's Pike River concessions, at a per ounce price of $518.

Diavik Mine
Sandstorm's most recent royalty acquisition was the 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada. The 1% royalty contributed 1,223 Attributable Gold Equivalent ounces to Sandstorm during the quarter.

The Diavik mine is Canada's largest diamond mine.  The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of open pit mining from a fourth pipe (A21) which is targeted for production in 2018. The kimberlite pipes at Diavik are high-grade in nature, making it one of the most profitable diamond mines in the world. Rio Tinto recently released an updated reserves and resources statement for Diavik, adding an additional 3.9 million tonnes containing approximately 13 million carats to the mineral reserves.

Bachelor Lake Mine
Compared to the first quarter of 2014, there was a 26% decrease in gold ounces sold from Bachelor Lake, primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from three specific stopes. These three stopes were adjacent to openings already mined and because these old workplaces were outside of the mineralized structure, when the stopes were blasted some of the non-mineralized sections associated with the old workings fell and contaminated the ore grade. Metanor considers this occurrence to be isolated and expects grades to increase in the second quarter of 2015.

Metanor recently announced the completion of a CAD$3 million private placement, of which CAD$1 million was used to repay a portion of its convertible debentures (CAD$9 million in principal remains outstanding). In addition, Metanor was able to extend the maturity date on the debentures by 24 months to August 22, 2017. The capital raise and maturity extension put Metanor in a better financial position as they continue to produce gold from Bachelor Lake.

Sandstorm has a gold stream to purchase 20% of the gold production at Bachelor Lake for US$500 per ounce.

Aurizona Mine
Gold ounces sold from the Aurizona mine was 22% lower when compared to the first quarter of 2014. Luna recently suspended mining operations at Aurizona and began processing ore from a stockpile. Once the stockpile has been depleted it is expected that Luna will cease mining operations for the remainder of 2015. Given Luna's current financial situation, it will likely need additional capital to continue its mining operations, meet its financial obligations and remain solvent. There can be no assurances that Luna will have access to the capital necessary to meet these requirements.

— OUTLOOK

Based on the Company's existing gold streams and royalties, production for 2015 is forecasted to be between 40,000 to 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 50,000 ounces per annum beginning in 2018.

— WEBCAST AND CONFERENCE CALL DETAILS

A conference call will be held on May 6, 2015 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966
Conference ID: 35832963

It is recommended that participants dial in five minutes prior to the commencement of the conference call. An audio webcast of the conference call can be accessed via the following link, http://ow.ly/M4xwj, and will also be available on the Sandstorm website.

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the first quarter will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company's gold streams (individually and collectively referred to as "Attributable Gold Equivalent") equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

— CORPORATE GOVERNANCE

At a Sandstorm board meeting held on May 4, 2015, the Company's board of directors instituted a nominating committee and compensation committee. The committees will be chaired by lead independent director David DeWitt and include Sandstorm's independent directors Andrew Swarthout, John Budreski and Mary Little.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 70 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Erfan Kazemi, Chief Financial Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 17:22e 05-MAY-15